Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 22, 2018

DATE, TIME AND PLACE: On February 22, 2018, 1 p.m., at Av. Brigadeiro Faria Lima, 3.500, 1º andar, in São Paulo, State of São Paulo (SP).

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the members, with the participation of the Member Amos Genish by teleconference as permitted by item 6.7.1. of the Corporate Bylaws..

RESOLUTIONS UNANIMOUSLY MADE:

Approved the cancellation of the 14,424,206 book-entry common shares held in treasury that were acquired by the Company by means of the buyback program authorized by this Board of Directors at the meeting held on December 15, 2017, in accordance with Instruction No. 567/15 of the Brazilian Securities and Exchange Commission;

As a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws will be resolved upon in the next General Stockholders’ Meeting.

Subsequently, the Internal Charter of the Board of Officers was approved and it becomes effective on this date.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 22, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Members of the Board.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer